SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 9, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 9, 2012, entitled “Syneron Reports First Quarter 2012 Results.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: May 9, 2012

Syneron Reports First Quarter 2012 Results

All Time High Revenue of $62.7 Million, Up 26% Year-Over-Year

Non-GAAP Net Income of $0.6 Million

YOKNEAM, ISRAEL--(Marketwire - May 9, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced first quarter 2012 financial results for the three month period ended March 31, 2012.

First Quarter 2012 Year-Over-Year Financial Highlights Include:

●	International revenue of $41.2 million, up 24%
●	North America revenue of $21.5 million, up 30%
●	EBU(1) segment revenue of $6.1 million, up 111%
●	Non-GAAP gross margin of 53.5%, down from 54.7%
●	PAD(2) segment non-GAAP operating margin of 8.1%
●	Net cash and investments portfolio of $142.4 million at March 31, 2011

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, "We had a strong start to the year in the first quarter, highlighted by our second consecutive quarter with record revenue, and successful revenue traction with our recent new product launches. Revenue growth in the PAD segment was also driven by the global launch of the GentleMax Pro and the continued strong adoption by customers of our recently launched eLase™ and eTwo™ systems (we had a strong presence with these and other products at the annual meetings of the American Academy of Dermatology and American Society for Laser Medicine and Surgery). Our next major new product launches, which are anticipated in the second half of the year, will feature two exciting body contouring products that are complementary to Ultrashape's Contour V3 system, further solidifying our position in this rapidly growing market.

"In the EBU segment, we successfully launched in North America the Tända Pearl™ ionic teeth whitening system at prestige retail channels and recorded significant sales growth of our mē home-use hair removal system and Tända LED systems. We also had another quarter of sales growth for the elure Advanced Skin Lightening system and remain on track to receive regulatory approval for elure in key Asian markets by the end of the year."

Non-GAAP Financial Highlights for the Quarter Ended March 31, 2012:

Gross Margin for the first quarter 2012 was 53.5%, compared to 54.7% in first quarter 2011, primarily due to a higher mix of EBU product sales which have lower gross margins compared to the PAD products.

Operating Income for the first quarter 2012 was $0.7 million, up from $0.6 million in first quarter 2011, representing 1.1% of revenue in the quarter, compared to 1.2% in first quarter 2011.

The increase in non-GAAP operating income was primarily related to the 25.8% year-over-year growth in revenue, which was partially offset by an increase in operating expenses associated with the significant growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and significant investment in marketing its emerging technologies and products.

Net Income for the first quarter 2012 was $0.6 million, up from $0.2 million in the first quarter of 2011.

Earnings Per Share for the first quarter 2012 were $0.02, up from $0.01 in first quarter 2011.

Net income and earnings per share for the first quarter 2012 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

●	Amortization of acquired intangible assets of $1.8 million
●	Stock-based compensation of $1.2 million
●	Non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe of $0.5 million
●	Other non-recurring costs of $0.2 million

GAAP Financial Highlights for the Quarter Ended March 31, 2012:

Gross Margin for the first quarter 2012 was 51.4%, compared to 52.6% in first quarter 2011, primarily related to a higher mix of EBU product sales which have lower gross margins compared to the PAD products.

Operating Loss for the first quarter 2012 was $3.0 million, compared to $2.6 million in first quarter 2011.

The increase in GAAP operating loss was primarily a result of an increase in operating expenses associated with the significant growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and significant investment in marketing its emerging technologies and products.

Net Loss for the first quarter 2012 was $2.6 million, compared to $2.4 million in first quarter of 2011.

Loss Per Share for the first quarter 2012 was $(0.07), equal to first quarter 2011.

Cash Position: As of March 31, 2012, cash and cash equivalents, including short-term bank deposits and investments in marketable securities, net were $142.4 million compared to $171.1 million as of December 31, 2011. During the first quarter the Company used cash of $15.8 million for business development investments, including $11.2 million, net to acquire Ultrashape Ltd., $3.6 million to acquire the assets of TransPharma Medical Ltd., and $1.0 million to make an equity investment in Juvenis Ltd.

Asaf Alperovitz, Chief Financial Officer of Syneron, commented, "We achieved record revenue in both the PAD and EBU segments, which were up 20.5% and 110.5% year-over-year, respectively. Non-GAAP operating margin in the PAD segment was 8.1%, which net of operating loss in the EBU, led to consolidated non-GAAP operating income of $0.7 million. In the EBU, we continued to drive strong growth from Syneron Beauty and elure, which together grew over 253% compared to the first quarter prior year."

Mr. Alperovitz continued, "The EBU gross margins are currently lower compared to the PAD. We are improving the EBU gross margins by increasing direct sales, introducing higher margin products and implementing cost reduction initiatives. We are strengthening the profitability of our PAD business, and improving margins in our expanding EBU business in order to drive and sustain profitable growth for Syneron."

Unaudited Non-GAAP segment results for the three months ended March 31, 2012 and 2011 (in thousands):

	For the three-months ended
	March 31,	% of	March 31,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$56,542	90.2%	$46,906	94.2%	20.5%
EBU	6,117	9.8%	2,906	5.8%	110.5%

Total revenues	$62,659	100.0%	$49,812	100.0%	25.8%

Operating income (loss)

PAD	$4,599	8.1%	$3,187	6.8%	44.3%
EBU	(3,905)	(63.8%)	(2,573)	(88.5%)	51.8%

Total operating income	$694	1.1%	$614	1.2%	13.0%

Unaudited GAAP segment results for the three months ended March 31, 2012 and 2011 (in thousands):

	For the three-months ended
	March 31,	% of	March 31,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$56,542	90.2%	$46,877	94.2%	20.6%
EBU	6,117	9.8%	2,906	5.8%	110.5%

Total revenues	$62,659	100.0%	$49,783	100.0%	25.9%

Operating income (loss)

PAD	$1,429	2.5%	$(34)	(0.1%)	(4302.9%)
EBU	(4,464)	(73.0%)	(2,573)	(88.5%)	73.5%

Total operating loss	$(3,035)	(4.8%)	$(2,607)	(5.2%)	16.4%

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc., an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its first quarter 2012 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investor Relations - Overview and select "Q1 2012 Results Webcast."
Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 74957731.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

1 - EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Lightening products, Tända LED systems, Light Instruments' dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

2 - PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Loss
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2012	2011

Revenues	$62,659	$49,783
Cost of revenues	30,462	23,580

Gross profit	32,197	26,203

Operating expenses:
Sales and marketing	19,737	14,589
General and administrative	8,802	7,254
Research and development	6,693	6,368
Other expenses	-	599

Total operating expenses	35,232	28,810

Loss from operations	(3,035)	(2,607)

Other income:
Financial Income, net	489	334
Other income	-	24

Total other income	489	358

Loss before taxes on income	(2,546)	(2,249)

Taxes on income	505	470

Loss before non-controlling interest	(3,051)	(2,719)

Net loss attributable to non-controlling interest	436	342

Loss attributable to Syneron shareholders	$(2,615)	$(2,377)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.08)	$(0.08)
Net loss attributable to non-controlling interest	0.01	0.01
Net loss attributable to Syneron shareholders	$(0.07)	$(0.07)

Weighted average shares outstanding:
Basic and Diluted	35,354	34,916

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2012	2011
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$44,565	$62,319
Short-term bank deposits	33,745	23,771
Available-for-sale marketable securities	56,870	70,463
Trade receivable, net	50,028	43,300
Other accounts receivables and prepaid expenses	8,462	8,891
Inventories, net	32,073	31,169

Total current assets	225,743	239,913

Long-term assets:
Severance pay fund	546	295
Long-term deposits and others	2,038	2,118
Long-term available-for-sale marketable securities	8,857	15,590
Investments in affiliated companies	1,200	200
Property and equipment, net	5,665	4,155
Intangible assets, net	41,118	31,813
Goodwill	24,410	18,867
Deferred taxes	10,295	10,060

Total long-term assets	94,129	83,098

Total assets	$319,872	$323,011

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$1,659	$1,082
Accounts payable	20,287	21,094
Deferred Revenues	11,358	11,550
Other accounts payable and accrued expenses	40,797	41,704

Total current liabilities	74,101	75,430

Long-term liabilities:
Contingent consideration liability	2,535	2,535
Deferred Revenues	4,029	4,112
Warranty Accruals	553	564
Accrued severance pay	766	496
Deferred taxes	4,930	5,182

Total long-term liabilities	12,813	12,889

Stockholders' equity:	232,958	234,692

Total liabilities and stockholders' equity	$319,872	$323,011

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three months ended:

	March 31,	March 31,
	2012	2011
Cash flows from operating activities:
Net loss before non-controlling interest	$(3,051)	$(2,719)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	1,193	670
Depreciation and amortization	2,543	2,425
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	(369)	413
Revaluation of contingent liability	-	599
Changes in operating assets and liabilities
Trade receivable, net	(6,580)	109
Inventories, net	(1,041)	(2,648)
Other accounts receivables	786	205
Deferred taxes	(527)	(7)
Accrued severance pay, net	(7)	(5)
Accounts payable	(1,744)	1,106
Deferred revenue	(236)	(1,304)
Accrued warranty accruals	255	(157)
Other accrued liabilities	(3,813)	(4,517)

Net cash used in operating activities	(12,591)	(5,830)

Cash flows from investing activities:
Purchases of property and equipment	(476)	(771)
Investments in long-term deposits and others	-	(1,077)
Proceeds from the sale or maturity of available-for-sale marketable securities	29,502	32,706
Purchase of available-for-sale marketable securities	(8,704)	(30,285)
Investments in short-term deposits, net	(9,974)	(3,977)
Investments in affiliated company	(1,000)	-
Net cash paid in acquisition of subsidiaries	(14,860)	-
Other investing activities	(18)	(22)

Net cash used in investing activities	(5,530)	(3,426)

Cash flows from financing activities:
Short term bank credit, net	577	(2,737)
Proceeds from exercise of stock options	416	2,878

Net cash provided by financing activities	993	141

Effect of exchange rates on cash and cash equivalents	(626)	66

Net decrease in cash and cash equivalents	(17,754)	(9,049)

Cash and cash equivalents at beginning of period	62,319	63,821

Cash and cash equivalents at end of period	$44,565	$54,772

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2012	2011

GAAP operating loss	$(3,035)	$(2,607)

Stock-based compensation	1,193	670
Amortization of intangible assets	1,831	1,943
Merger and other non-recurring items	705	608

Non-GAAP operating income	$694	$614

GAAP net loss attributable to Syneron shareholders	$(2,615)	$(2,377)

Stock-based compensation	1,193	670
Amortization of intangible assets	1,831	1,943
Merger and other non-recurring items	705	608
Income tax adjustments	(564)	(614)

Non-GAAP net income attributable to Syneron shareholders before non-controlling interest	$550	$230

Income (Loss) per share:

Basic
GAAP net loss attributable to Syneron shareholders before non-controlling interest	$(0.07)	$(0.07)

Stock-based compensation	0.03	0.02
Amortization of intangible assets	0.05	0.06
Merger and other non-recurring items	0.02	0.02
Income tax adjustments	(0.02)	(0.02)

Non-GAAP net income per share attributable to Syneron shareholders operations before non-controlling interest	$0.02	$0.01

Diluted
GAAP net loss attributable to Syneron shareholders before non-controlling interest	$(0.07)	$(0.07)

Stock-based compensation	0.03	0.02
Amortization of intangible assets	0.05	0.06
Merger and other non-recurring items	0.02	0.02
Income tax adjustments	(0.02)	(0.02)

Non-GAAP net income per share attributable to Syneron shareholders operations before non-controlling interest	$0.02	$0.01

Weighted average shares outstanding:

Basic	35,354	34,916

Diluted	35,946	35,883

Syneron Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com